Exhibit 99.2

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this notice, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this notice.

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 1055)

SUPPLEMENTAL NOTICE OF EXTRAORDINARY GENERAL MEETING

NOTICE OF CLASS MEETING FOR HOLDERS OF A SHARES

NOTICE OF CLASS MEETING FOR HOLDERS OF H SHARES

Reference is made to the notice of the 2019 second extraordinary general meeting of China Southern Airlines Company Limited (the “Company”) dated 26 October 2019, which contains the resolutions to be considered by the shareholders of the Company at the extraordinary general meeting (the “EGM”) to be held at No. 3301 Conference Room, 33/F, China Southern Air Building, No. 68 Qixin Road, Baiyun District, Guangzhou, PRC on Friday, 27 December 2019 at 9:00 a.m.

Additional proposals have been proposed by the board of directors of the Company (the “Board”) to be submitted to the EGM for approval by the shareholders of the Company. According to the relevant requirements of laws, regulations and the Articles of Association, the Board consented to submit the additional proposal to EGM for review. The format and procedure for the proposed submission of additional resolution were in compliance with the provisions of the Company Law and the articles of association of the Company.

SUPPLEMENTAL NOTICE IS HEREBY GIVEN that the EGM will be held at 9:00 a.m. on 27 December 2019, as originally scheduled, and will consider and, if thought fit, approve the following resolutions. Unless otherwise indicated, capitalised terms used herein have the same meanings as those defined in the circular of the Company dated 12 November 2019 (the “Circular”).

NOTICE IS HEREBY ALSO GIVEN that the following meetings of the Company will be held at No. 3301 Conference Room, 33/F, China Southern Air Building, No. 68 Qixin Road, Baiyun District, Guangzhou, PRC on Friday, 27 December 2019:

(1)	the class meeting for holders of A shares (“A Shares”) of the Company will be held immediately after the conclusion of the EGM or any adjournment thereof; and

(2)	the class meeting for holders of H Shares (“H Shares”) of the Company will be held immediately after the conclusion of the class meeting for holders of A Shares or any adjournment thereof.

These meetings are to be held for the following purposes:

EGM

AS ORDINARY RESOLUTIONS

In addition to the resolutions set out in the Notice of EGM issued on 26 October 2019, to consider and, if thought fit, approve the following resolutions as ordinary resolutions:

3.	The resolution regarding the satisfaction of the conditions of the non-public issue of A Shares by the Company.

4.	The resolution regarding the Feasibility Report on the Use of Proceeds from the non-public issue of A Shares of the Company.

5.

The resolution regarding the impacts of dilution of current returns of the non-public issue of Shares and the remedial returns measures and the undertakings from controlling shareholder, directors and senior management of the Company on the relevant measures.

6.	The resolution regarding the Plan of Shareholders’ Return of China Southern Airlines Company Limited (2020-2022).

7.	The resolution regarding the Report on Use of Proceeds from Previous Fund Raising Activities.

AS SPECIAL RESOLUTIONS

To consider and, if thought fit, to approve the following resolutions as special resolutions:

8.00	The resolution regarding the proposal of the non-public issue of A Shares of the Company:

8.01	Types of Shares to be issued and the par value

The shares to be issued under this non-public issuance are domestic listed RMB ordinary shares (A Shares) with par value of RMB1.00 each.

8.02	Issue method and period

The A Shares will be issued by way of non-public issue to the targeted subscriber. The Company will choose the appropriate time to issue within the valid period as approved by CSRC and other regulatory authorities.

8.03	Targeted subscriber and subscription method

The targeted subscriber of this non-public issue of A Shares is China Southern Air Holding Limited Company (hereinafter referred to as “CSAH”), the controlling shareholder of the Company. CSAH will make a full one-time subscription by cash.

8.04	Issue price

The price benchmark date of this non-public issue of A Shares shall be the first day of the issuance period.

The issue price of this non-public issue of A Shares shall not be lower than a price (rounded up to the nearest two decimal places) determined as the higher of the 90.00% of the average trading price of the A Shares in the 20 trading days immediately prior to the price benchmark date for the new A Shares, and the latest audited net asset value per Share attributable to equity shareholders of the Company. The average trading price of the A Shares in the 20 trading days preceding the price benchmark date for the new A Shares = the total trading amount of A Shares traded in the 20 trading days preceding the price benchmark date for the new A Shares/the total volume of A Shares traded in the 20 trading days preceding the price benchmark date for the new A Shares. Where there are ex-right or ex-dividend events including distribution of dividend, bonus issue, rights issue, and transfer to share capital from capital reserve during the 20 trading days preceding the price benchmark date for the new A Shares which led to an adjustment of the trading price of the A Shares, the trading prices of the A Shares for the trading days preceding such adjustment shall be adjusted in view of the ex-right or ex-dividend events. The issue price of this non-public issue of A Shares will be adjusted in case of ex-right or ex-dividend events including distribution of dividend, bonus issue, rights issue, and transfer to share capital from capital reserve during the period from the price benchmark date for the new A Shares to the date of issuance. The mentioned net asset value per Share will be adjusted in case of ex-right or ex-dividend events including distribution of dividend, bonus issue, rights issue, and transfer to share capital from capital reserve during the period from the balance sheet date of the Company’s latest audited financial report to the date of issuance of such new A Shares.

8.05	Number of shares to be issued

The number of A Shares to be issued under this non-public issue is not more than 2,453,434,457 new A Shares (including 2,453,434,457 A Shares), and the total issue size is up to RMB16,800.00 million (including RMB16,800.00 million). The final number of shares to be issued will be counted to single digit (rounded down to the nearest whole number).

The number of the A Shares to be issued under this non-public issue of A Shares will be adjusted based on the Company’s total share capital after ex-right events in case of ex- right events including bonus issue, rights issue, and transfer to share capital from capital reserve during the period from the resolution announcement date of the meeting of board of directors to the date of issuance.

8.06	Lock-up period

The shares shall not be listed or traded on any stock exchange, or transferred within 36 months from the completion date of this non-public issue of A Shares.

8.07	Proceeds raised and the use of proceeds

The proceeds raised in cash from this non-public issue of A Shares will be not more than RMB16,800.00 million (including RMB16,800.00 million).

The proceeds raised in cash from this non-public issue of A Shares (after deduction of expenses for the issuance) will be invested into the following projects:

Unit: RMB10,000

Serial No.	Project Name	Total Investment Amount	Proceeds to be Invested not Exceeding
1	Procurement of 31 aircraft	4,025,487.00	1,330,000.00
2	Repayment of the Company’s borrowings	448,123.00	350,000.00
Total		4,473,610.00	1,680,000.00

If the actual proceeds to be raised in cash from this non-public issue of A Shares (after deduction of expenses for the issuance) are less than the aggregate amount of the proceeds proposed to be invested in the aforementioned projects, the Company will make up for the shortfall by utilising self-raised funds. Before the actual receipt of the proceeds to be raised from this non-public issue, the Company will, depending on the actual situations of the progress of the projects, finance these projects by self-raised funds, which will be replaced once the proceeds from the issuance have been received in accordance with the procedures prescribed by the relevant regulations.

8.08	Place of listing

The A Shares issued under this non-public issue will be listed and traded on The Shanghai Stock Exchange after the expiry of the lock-up period.

8.09	The arrangement for the distribution of undistributed profits accumulated before the non-public issue of A Shares

The Company’s undistributed profits accumulated prior to the non-public issue of A Shares shall be shared by all the shareholders of the Company, pro-rata to their respective shareholding in the Company, after the completion of the non-public issue of A Shares.

8.10	Validity period of this resolution regarding the non-public issuance of A Shares

This resolution shall be effective for a period of 12 months from the date of approval of the resolution with respect to this non-public issue of A Shares at the EGM and class general meetings.

9.00	The resolution regarding the proposal of the non-public issue of H Shares of the Company:

9.01	Types of Shares to be issued and the par value

The shares to be issued under this non-public issuance are overseas listed ordinary shares (H Shares) with par value of RMB1.00 each.

9.02	Issue method and period

The H Shares will be issued by way of non-public issue to a targeted subscriber at appropriate time within the valid period as approved by CSRC.

9.03	Targeted subscriber and subscription method

Targeted subscriber: Nan Lung Holding Limited (hereinafter referred to as “Nan Lung”).

Subscription method: the target subscriber will make a full one-time subscription by cash.

9.04	Issue price

The issue price of this non-public issue of H Shares shall not be lower than a price (rounded up to the nearest two decimal places) determined as the higher of the average trading price of the H Shares in the 20 trading days immediately prior to the first day of the issuance period of the new H Shares, and the latest audited net asset value per Share attributable to equity shareholders of the Company in HK$ calculated based on the median exchange rate announced by the People’s Bank of China on the Price Benchmark Date for the new H Shares. In addition, the H Share Subscription Price shall not be lower than a price determined as the higher of the closing price of the H Shares on the date of the H Share Issuance being approved by the Board, and the average closing price of the H Shares in the 5 trading days immediately prior to the date of such Board’s approval. The average trading price of the H Shares in the 20 trading days preceding the first day of the issuance period of the H Shares = the total trading amount of H Shares traded in the 20 trading days preceding the first day of the issuance period of the H Shares/the total volume of H Shares traded in the 20 trading days preceding the first day of the issuance period of the H Shares. Where there are ex-right or ex-dividend events including distribution of dividend, bonus issue, rights issue, and transfer to share capital from capital reserve during the period of the 20 trading days preceding the first day of the issuance period of the new H Shares leading to an adjustment of the trading price of the H Shares, the trading prices of the H Shares for the trading days preceding such adjustment shall be adjusted in view of the ex-right or ex-dividend events. The mentioned net asset value per Share will be adjusted in case of ex-right or ex-dividend events including distribution of dividend, bonus issue, rights issue, and transfer to share capital from capital reserve during the period from the balance sheet date of the Company’s latest audited financial report to the date of issuance of such new H Shares.

9.05	Issue size and number of shares to be issued

Issue size: the total gross proceeds to be raised from this non-public issue of H Shares shall be not more than HK$3,500.00 million (including HK$3,500.00 million).

The number of shares to be issued: the number of H Shares to be issued under this non- public issue of H Shares shall be not more than 613,358,614 new H Shares (including 613,358,614 H Shares).

9.06	Lock-up period

Nan Lung shall not list or trade on any stock exchange, or transfer the H Shares to be obtained under the non-public issue of H Shares within 36 months from the completion date of the non-public issue of H Shares except for the transfer of the H Shares to a wholly-owned or controlled (either directly or indirectly) subsidiary of CSAH as permitted by the laws of the PRC, other laws applicable to the Company and the listing rules of the stock market where the Company is listed. The said transferee will be subject to the same lock-up period described immediately above until expiry of such lock-up period. If the respective requirements of the CSRC and the stock market where the Company is listed regarding the lock-up period are different from the terms of the H Shares Subscription Agreement, Nan Lung should comply with the respective requirements of the CSRC and the stock market where the Company is listed. Nan Lung shall issue relevant lock-up undertaking in relation to the shares to be subscribed under this non-public issue of H Shares according to the PRC laws, regulations, relevant requirements of the stock market where the Company is listed and the requirement of the Company. Nan Lung can create a charge or any other security interests over all or part of the H Shares to be obtained under this non-public issue of H Shares during the lock-up period, but the formalities for registration of transferring such shares due to the creation of such charge or security interests is still subject to the lock-up period in case of transfer of the mentioned new H Shares necessitated by the creation of such charge or security interests.

9.07	Use of proceeds

The proceeds from the non-public issue of H Shares, after deduction of relevant expenses, will be utilised to supplement the general operating capital of the Company.

9.08	Listing arrangement

The Company will make the applications to The Stock Exchange of Hong Kong Limited (hereinafter referred to as “Stock Exchange”) for the listing of, and permission to deal in, the H Shares to be issued under this non-public issue. H Shares issued under this non-public issue can be traded on the Stock Exchange after the expiry of the lock-up period.

9.09	The arrangement for the distribution of undistributed profits accumulated before the non-public issue of H Shares

The Company’s undistributed profits accumulated prior to the non-public issue of H Shares shall be shared by all the shareholders of the Company, pro-rata to their respective shareholding in the Company, after the completion of the non-public issue of H Shares.

9.10	Validity period of this resolution regarding the non-public issue of H Shares

This resolution shall be effective for a period of 12 months from the date of approval of the resolution with respect to this non-public issue of H Shares at the EGM.

10.	The resolution regarding the preliminary proposal of the non-public issue of A Shares by the Company.

11.	The resolution regarding the connected transactions involved in the non-public issue of A Shares.

12.	The resolution regarding the connected transactions involved in the non-public issue of H Shares.

13.

The resolution regarding the conditional Subscription Agreement relating to the subscription of the A Shares under the non-public issue of A Shares of China Southern Airlines Company Limited entered between the Company and the specific entity.

14.

The resolution regarding the conditional Subscription Agreement relating to the subscription of the H Shares under the non-public issue of H Shares of China Southern Airlines Company Limited entered between the Company and the specific entity.

15.	The resolution regarding the amendments to the Articles of Association of China Southern Airlines Company Limited.

16.

The resolution regarding the Board or the authorised person(s) thereof is hereby authorised by the general meeting with full power to deal with all matters relating to the non-public issue of A Shares and the non-public issue of H Shares.

MEETING FOR HOLDERS OF A SHARES

AS SPECIAL RESOLUTIONS

To consider and, if thought fit, approve the following resolutions as special resolutions:

1.00	The resolution regarding the proposal of the non-public issue of A Shares of the Company:

1.01	Types of Shares to be issued and the par value

The shares to be issued under this non-public issuance are domestic listed RMB ordinary shares (A Shares) with par value of RMB1.00 each.

1.02	Issue method and period

The A Shares will be issued by way of non-public issue to the targeted subscriber. The Company will choose the appropriate time to issue within the valid period as approved by CSRC and other regulatory authorities.

1.03	Targeted subscriber and subscription method

The targeted subscriber of this non-public issue of A Shares is China Southern Air Holding Limited Company (hereinafter referred to as “CSAH”). CSAH will make a full one-time subscription by cash.

1.04	Issue price

The price benchmark date of this non-public issue of A Shares shall be the first day of the issuance period.

The issue price of this non-public issue of A Shares shall not be lower than a price (rounded up to the nearest two decimal places) determined as the higher of the 90.00% of the average trading price of the A Shares in the 20 trading days immediately prior to the price benchmark date for the new A Shares, and the latest audited net asset value per Share attributable to equity shareholders of the Company. The average trading price of the A Shares in the 20 trading days preceding the price benchmark date for the new A Shares = the total trading amount of A Shares traded in the 20 trading days preceding the price benchmark date for the new A Shares/the total volume of A Shares traded in the 20 trading days preceding the price benchmark date for the new A Shares. Where there are ex-right or ex-dividend events including distribution of dividend, bonus issue, rights issue, and transfer to share capital from capital reserve during the 20 trading days preceding the price benchmark date for the new A Shares which led to an adjustment of the trading price of the A Shares, the trading prices of the A Shares for the trading days preceding such adjustment shall be adjusted in view of the ex-right or ex-dividend events. The issue price of this non-public issue of A Shares will be adjusted in case of ex-right or ex-dividend events including distribution of dividend, bonus issue, rights issue, and transfer to share capital from capital reserve during the period from the price benchmark date for the new A Shares to the date of issuance. The mentioned net asset value per Share will be adjusted in case of ex-right or ex-dividend events including distribution of dividend, bonus issue, rights issue, and transfer to share capital from capital reserve during the period from the balance sheet date of the Company’s latest audited financial report to the date of issuance of such new A Shares.

1.05	Number of shares to be issued

The number of A Shares to be issued under this non-public issue is not more than 2,453,434,457 new A Shares (including 2,453,434,457 A Shares), and the total issue size is up to RMB16,800.00 million (including RMB16,800.00 million). The final number of shares to be issued will be counted to single digit (rounded down to the nearest whole number).

The number of the A Shares to be issued under this non-public issue of A Shares will be adjusted based on the Company’s total share capital after ex-right events in case of ex- right events including bonus issue, rights issue, and transfer to share capital from capital reserve during the period from the resolution announcement date of the meeting of board of directors to the date of issuance.

1.06	Lock-up period

The shares shall not be listed or traded on any stock exchange, or transferred within 36 months from the completion date of this non-public issue of A Shares.

1.07	Proceeds raised and the use of proceeds

The proceeds raised in cash from this non-public issue of A Shares will be not more than RMB16,800.00 million (including RMB16,800.00 million).

The proceeds raised in cash from this non-public issue of A Shares (after deduction of expenses for the issuance) will be invested into the following projects:

Unit: RMB10,000

Serial No.	Project Name	Total Investment Amount	Proceeds to be Invested not Exceeding
1	Procurement of 31 aircraft	4,025,487.00	1,330,000.00
2	Repayment of the Company’s borrowings	448,123.00	350,000.00
Total		4,473,610.00	1,680,000.00

If the actual proceeds to be raised in cash from this non-public issue of A Shares (after deduction of expenses for the issuance) are less than the aggregate amount of the proceeds proposed to be invested in the aforementioned projects, the Company will make up for the shortfall by utilising self-raised funds. Before the actual receipt of the proceeds to be raised from this non-public issue, the Company will, depending on the actual situations of the progress of the projects, finance these projects by self-raised funds, which will be replaced once the proceeds from the issuance have been received in accordance with the procedures prescribed by the relevant regulations.

1.08	Place of listing

The A Shares issued under this non-public issue will be listed and traded on The Shanghai Stock Exchange after the expiry of the lock-up period.

1.09	The arrangement for the distribution of undistributed profits accumulated before the non-public issue of A Shares

The Company’s undistributed profits accumulated prior to the non-public issue of A Shares shall be shared by all the shareholders of the Company, pro-rata to their respective shareholding in the Company, after the completion of the non-public issue of A Shares.

1.10	Validity period of this resolution regarding the non-public issuance of A Shares

This resolution shall be effective for a period of 12 months from the date of approval of the resolution with respect to this non-public issue of A Shares at the EGM and class general meetings.

2.	The resolution regarding the preliminary proposal of the non-public issue of A Shares by the Company.

3.	The resolution regarding the connected transactions involved in the non-public issue of A Shares.

4.

The resolution regarding the conditional Subscription Agreement relating to the subscription of the A Shares under the non-public issue of A Shares of China Southern Airlines Company Limited entered between the Company and the specific entity.

MEETING FOR HOLDERS OF H SHARES

AS SPECIAL RESOLUTIONS

To consider and, if thought fit, approve the following resolutions as special resolutions:

1.00	The resolution regarding the proposal of the non-public issue of A Shares of the Company:

1.01	Types of Shares to be issued and the par value

The shares to be issued under this non-public issuance are domestic listed RMB ordinary shares (A Shares) with par value of RMB1.00 each.

1.02	Issue method and period

The A Shares will be issued by way of non-public issue to the targeted subscriber. The Company will choose the appropriate time to issue within the valid period as approved by CSRC and other regulatory authorities.

1.03	Targeted subscriber and subscription method

The targeted subscriber of this non-public issue of A Shares is China Southern Air Holding Limited Company (hereinafter referred to as “CSAH”). CSAH will make a full one-time subscription by cash.

1.04	Issue price

The price benchmark date of this non-public issue of A Shares shall be the first day of the issuance period.

The issue price of this non-public issue of A Shares shall not be lower than a price (rounded up to the nearest two decimal places) determined as the higher of the 90.00% of the average trading price of the A Shares in the 20 trading days immediately prior to the price benchmark date for the new A Shares, and the latest audited net asset value per Share attributable to equity shareholders of the Company. The average trading price of the A Shares in the 20 trading days preceding the price benchmark date for the new A Shares = the total trading amount of A Shares traded in the 20 trading days preceding the price benchmark date for the new A Shares/the total volume of A Shares traded in the 20 trading days preceding the price benchmark date for the new A Shares. Where there are ex-right or ex-dividend events including distribution of dividend, bonus issue, rights issue, and transfer to share capital from capital reserve during the 20 trading days preceding the price benchmark date for the new A Shares which led to an adjustment of the trading price of the A Shares, the trading prices of the A Shares for the trading days preceding such adjustment shall be adjusted in view of the ex-right or ex-dividend events. The issue price of this non-public issue of A Shares will be adjusted in case of ex-right or ex-dividend events including distribution of dividend, bonus issue, rights issue, and transfer to share capital from capital reserve during the period from the price benchmark date for the new A Shares to the date of issuance. The mentioned net asset value per Share will be adjusted in case of ex-right or ex-dividend events including distribution of dividend, bonus issue, rights issue, and transfer to share capital from capital reserve during the period from the balance sheet date of the Company’s latest audited financial report to the date of issuance of such new A Shares.

1.05	Number of shares to be issued

The number of A Shares to be issued under this non-public issue is not more than 2,453,434,457 new A Shares (including 2,453,434,457 A Shares), and the total issue size is up to RMB16,800.00 million (including RMB16,800.00 million). The final number of shares to be issued will be counted to single digit (rounded down to the nearest whole number).

The number of the A Shares to be issued under this non-public issue of A Shares will be adjusted based on the Company’s total share capital after ex-right events in case of ex- right events including bonus issue, rights issue, and transfer to share capital from capital reserve during the period from the resolution announcement date of the meeting of board of directors to the date of issuance.

1.06	Lock-up period

The shares shall not be listed or traded on any stock exchange, or transferred within 36 months from the completion date of this non-public issue of A Shares.

1.07	Proceeds raised and the use of proceeds

The proceeds raised in cash from this non-public issue of A Shares will be not more than RMB16,800.00 million (including RMB16,800.00 million).

The proceeds raised in cash from this non-public issue of A Shares (after deduction of expenses for the issuance) will be invested into the following projects:

Unit: RMB10,000

Serial No.	Project Name	Total Investment Amount	Proceeds to be Invested not Exceeding
1	Procurement of 31 aircraft	4,025,487.00	1,330,000.00
2	Repayment of the Company’s borrowings	448,123.00	350,000.00
Total		4,473,610.00	1,680,000.00

If the actual proceeds to be raised in cash from this non-public issue of A Shares (after deduction of expenses for the issuance) are less than the aggregate amount of the proceeds proposed to be invested in the aforementioned projects, the Company will make up for the shortfall by utilising self-raised funds. Before the actual receipt of the proceeds to be raised from this non-public issue, the Company will, depending on the actual situations of the progress of the projects, finance these projects by self-raised funds, which will be replaced once the proceeds from the issuance have been received in accordance with the procedures prescribed by the relevant regulations.

1.08	Place of listing

The A Shares issued under this non-public issue will be listed and traded on The Shanghai Stock Exchange after the expiry of the lock-up period.

1.09	The arrangement for the distribution of undistributed profits accumulated before the non-public issue of A Shares

The Company’s undistributed profits accumulated prior to the non-public issue of A Shares shall be shared by all the shareholders of the Company, pro-rata to their respective shareholding in the Company, after the completion of the non-public issue of A Shares.

1.10	Validity period of this resolution regarding the non-public issuance of A Shares

This resolution shall be effective for a period of 12 months from the date of approval of the resolution with respect to this non-public issue of A Shares at the EGM and class general meetings.

2.	The resolution regarding the preliminary proposal of the non-public issue of A Shares by the Company.

3.	The resolution regarding the connected transactions involved in the non-public issue of A Shares.

4.

The resolution regarding the conditional Subscription Agreement relating to the subscription of the A Shares under the non-public issue of A Shares of China Southern Airlines Company Limited entered between the Company and specific entity.

By order of the Board China Southern Airlines Company Limited Xie Bing Company Secretary

Guangzhou, the People’s Republic of China

12 November 2019

As at the date of this notice, the Directors include Wang Chang Shun, Ma Xu Lun and Han Wen Sheng as as executive Directors; and Zheng Fan, Gu Hui Zhong, Tan Jin Song and Jiao Shu Ge as independent non-executive Directors.

Notes:

1.	General

a.

Save for the inclusion of the newly proposed resolutions, there are no other changes to the resolutions set out in the notice of EGM dated 26 October 2019. Please refer to the notice of EGM for the other resolutions to be passed at the EGM and other relevant matter.

2.	Persons who are entitled to attend the EGM and the Class Meetings

a.

Holders of the H Shares and A Shares whose names appear on the register of holders of H Shares and register of holders of A Shares of the Company respectively, on Thursday, 28 November 2019 (“Eligible Shareholders”) or their representatives are entitled to attend the EGM and the Class Meetings after completion of the required registration procedures in accordance with Note 3 “Registration procedures for attending the EGM and the Class Meetings”. Holders of A Shares shall receive a notice separately.

b.	The directors, supervisors and senior management of the Company.

c.	Representatives of the professional advisers hired by the Company and special guests invited by the Board.

3.	Registration procedures for attending the EGM and the Class Meetings

a.

Eligible Shareholders who intend to attend the EGM and/or the Class Meetings either in person or by proxy must deliver to the Company on or before Friday, 6 December 2019, in person or by post at the registration address of the Company, or by fax at (+86) 20-8665 9040, the reply slip(s), which is attached to the notices of the EGM and the Class Meetings as Attachment A.

b.

When attending the EGM and the Class Meetings, individual Eligible Shareholder or his/her proxy shall bring along his/her identity card. The legal representative of a corporate Eligible Shareholder attending the EGM and the Class Meetings shall bring along his/her identity card, together with a notarised copy of the resolution or power of attorney issued by the board of directors or other governing body of the corporate Eligible Shareholder to appoint such legal representative to attend the meeting.

c.

Holders of H Shares who intend to attend the EGM and the Class Meetings must deliver their instruments of transfer together with the relevant share certificates to Hong Kong Registrars Limited., the registrar of H Shares, at 17M Floor, Hopewell Centre, 183 Queen’s Road East, Hong Kong, at or before 4:30 p.m. on Wednesday, 27 November 2019.

d.	28 November 2019 to 27 December 2019 (both days inclusive), during which period no transfer of H Shares will be registered.

4.	Proxies

a.

An Eligible Shareholder has the right to appoint one or more proxies to attend the EGM and the Class Meetings and vote on his/her behalf. A proxy does not need to be a Shareholder. Each holder of H Shares who is entitled to attend and vote at the class meeting for the holders of H Shares may appoint one or more proxies to attend and vote on his or her behalf at the class meeting. Proxies of a holder of H Shares who has appointed more than one proxy may only vote on a poll. Each holder of A Shares who is entitled to attend and vote at the class meeting for the A Shares may appoint one or more proxies to attend and vote on his or her behalf at the class meeting. Proxies of a holder of A Shares who has appointed more than one proxy may only vote on a poll.

b.

Since the proxy form sent together with the circular dated 26 October 2019 (the “First EGM Proxy Form”) does not contain the proposed additional resolutions as set out in this supplemental notice of EGM and notices of Class Meetings, a new proxy form for the EGM (the “Second EGM Proxy Form”) has been prepared and is enclosed with this supplemental notice of EGM and notices of Class Meetings.

c.

The Second EGM Proxy Form for use at the EGM is enclosed and is also published on the websites of The Stock Exchange of Hong Kong Limited (http://www.hkexnews.hk) and the Company (http://www.csair.com). Whether or not you intend to attend the EGM, you are requested to complete and return the enclosed Second EGM Proxy Form in accordance with the instructions printed thereon no later than 24 hours before the time fixed for holding the EGM or any adjournment thereof (as the case may be).

d.

A proxy must be appointed by an Eligible Shareholder or his/her attorney by way of a form of proxy for the EGM and the Class Meetings, respectively, which is attached to the supplemental notice of EGM and the notices of the Class Meetings as Attachment B. If the proxy is appointed by the attorney of an Eligible Shareholder, the power of attorney or other authorisation document(s) authorising such attorney to appoint the proxy must be notarised.

e.

To be valid, for holders of A Shares, the notarially certified power of attorney, or other document of authorisation, and the form of proxy must be delivered to the registered address of the Company no later than 24 hours before the time appointed for the holding of the EGM and the Class Meetings. To be valid, for holders of H Shares, the notarised power of attorney or other authorisation document(s), together with the completed form of proxy for the EGM and/or the Class Meetings, must be lodged with Hong Kong Registrars Limited within the same period of time.

f.

An Eligible Shareholder or his/her attorney who has not yet lodged the First EGM Proxy Form with the Company’s H Share registrar – Hong Kong Registrars Limited is requested to lodge the Second EGM Proxy Form if he or she wishes to appoint proxies to attend the EGM on his or her behalf. The Company’s H Share registrar – Hong Kong Registrars Limited is at 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wan Chai, Hong Kong. In this case, the First EGM Proxy Form should not be lodged with the Company’s H Share registrar.

g.	An Eligible Shareholder or his/her attorney who has already lodged the First EGM Proxy Form with the Company’s H Share registrar should note that:

(i)

If no Second EGM Proxy Form is lodged with the Company’s H Share registrar, the First EGM Proxy Form will be treated as a valid proxy form lodged by him or her if correctly completed. The proxy so appointed by the Eligible Shareholder or his/her attorney will be entitled to vote at his or her discretion or to abstain from voting on any resolutions properly put to the EGM other than those referred to in the notice convening the EGM dated 26 October 2019 and the First EGM Proxy Form, including the additional proposed resolutions as set out in this supplemental notice of EGM.

(ii)

If the Second EGM Proxy Form is lodged with the Company’s H Share registrar at or before 9:00 a.m. on Thursday, 26 December 2019, the Second EGM Proxy Form will revoke and supersede the First EGM Proxy Form previously lodged by him or her. The Second EGM Proxy Form will be treated as a valid proxy form lodged by the Eligible Shareholder or his/ her attorney if correctly completed.

(iii)

If the Second EGM Proxy Form is lodged with the Company’s H share registrar after 9:00 a.m. on Thursday, 26 December 2019, the Second EGM Proxy Form will be invalid. It will not revoke the First EGM Proxy Form previously lodged by the Eligible Shareholder or his/ her attorney. The First EGM Proxy Form will be treated as a valid proxy form lodged by him or her if correctly completed. The proxy so appointed by the Eligible Shareholder or his/her attorney will be entitled to vote at his or her discretion or to abstain from voting on any resolutions properly put to the EGM other than those referred to in the notice convening the EGM dated 26 October 2019 and the First EGM Proxy Form, including the additional proposed resolutions as set out in this supplemental notice of EGM.

h.

Eligible Shareholders are reminded that completion and delivery of the First EGM Proxy Form and/or the Second EGM Proxy Form will not preclude shareholders from attending and voting in person at the EGM or at any adjourned meeting should they so wish.

5.	Miscellaneous

a.	The EGM and the Class Meetings are expected to last for not more than one day. Eligible Shareholders (or their proxies) who attend shall bear their own travelling and accommodation expenses.

b.	The address of the headquarter of the Company is:

China Southern Air Building, 68 Qixin Road, Baiyun District,

Guangzhou, Guangdong Province

People’s Republic of China

Telephone No.: (+86) 20-8611 2480/(+86) 20-8611 4989

Facsimile No.: (+86) 20-8665 9040

Website: www.csair.com

Contact person: Mr. Xiao and Mr. Deng

c.

Pursuant to rule 13.39(4) of the Listing Rules, any vote of the shareholders at a general meeting must be taken by poll. Therefore, all resolutions proposed at the EGM and the Class Meetings shall be voted by poll.

d.

(i) China Southern Air Holding Limited Company, Nan Lung Holding Limited, Perfect Lines (Hong Kong) Limited and their associates are required to abstain from voting on the abovementioned special resolutions No. 8 to 14 and No. 16 at the EGM; (ii) China Southern Air Holding Limited Company and its associates are required to abstain from voting on the abovementioned special resolutions No. 1 to 4 at the class meeting for holders of A Shares and (iii) Nan Lung Holding Limited, Perfect Lines (Hong Kong) Limited, and their associates are required to abstain from voting on the abovementioned special resolutions No. 1 to 4 at the class meeting for holders of H Shares.